                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              Amendment No. 1
                                SCHEDULE TO
                              (Rule 14d-100)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                         THE QUIZNO'S CORPORATION
                    (Name of Subject Company (Issuer)

                         THE QUIZNO'S CORPORATION
                    (Names of Filing Persons (Offerors))

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                      (Title of Class of Securities)

                                 749058103
                   (CUSIP Number of Class of Securities)

                             Patrick E. Meyers
                    Vice President and General Counsel
                            1415 Larimer Street
                          Denver, Colorado 80202
                              (303) 291-0999
        (Name, Address and Telephone Number of Person Authorized to
      Receive Notice and Communications on Behalf of Filing Persons)

                                 COPY TO:
                             Linda Schoemaker
                             Perkins Coie LLP
                       1201 Third Avenue, 48th Floor
                             Seattle, WA 98101
                              (206) 583-8888

                             December 12, 2000

                         CALCULATION OF FILING FEE

            Transaction Valuation*         Amount of Filing Fee
                 $18,200,000                      $3,640

      *     For purposes of calculating amount of filing fee only.  The amount assumes the purchase of 1,456,248 shares of common stock, par value
$.001 per share (the "Shares"), of The Quizno's Corporation (the
"Company"), at a price per share of $8.00.  Such number of shares represents all the Shares outstanding as of November 8, 2000 (other than
1,782,647 shares beneficially held by Richard F. Schaden, Richard E.
Schaden and Frederick H. Schaden) plus the number of Shares issuable upon the exercise of all options and warrants and to purchase Shares and the number of Shares issuable upon the conversion of all preferred stock.

[X]   Check the box if any part of the fee is offset as provided by
      Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by
      registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:        Form or Registration No.:
            $3,640                         SC TO

            Filing Party:  Quizno's        Date Filed:  November 13,
            Corporation                    2000

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [   ] third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender-offer subject to Rule 13e-4.

      [X]   going private transaction subject to Rule 13e-3.

      [   ] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

      This Amendment No. 1 amends and supplements the Tender Offer
Statement on Schedule TO (this "Schedule TO") filed on November 13, 2000 relating to the offer by the Quizno's Corporation (the "Company") to purchase all outstanding shares of common stock, par value $.001 per share
(the "Shares"), of the Company at a purchase price of $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2000 (the "Offer to
Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the
"Offer").  The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 13 of Schedule TO.

ITEM 10.  FINANCIAL INFORMATION

The information set forth under "The Tender Offer - Certain Information
Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of
December 31, 1998 and September 30, 1999, are included in the Company's
Annual Report on Form 10-KSB for the year ended September 30, 1999, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the nine month periods ended June 30, 1999 and
June 30, 2000, are included in the Company's Quarterly Report on Form
10-QSB for the period ended June 30, 2000, which is incorporated herein by reference.

Item 11. ADDITIONAL INFORMATION

On December 12, 2000, The Quizno's Corporation issued a press release announcing the preliminary results of its self tender offer, which expired on December 11, 2000. The press release is included herein as Exhibit
(a)(1) and incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)            Press Release dated December 12, 2000.

                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2000

                        THE QUIZNO'S CORPORATION

                        by       /s/ Richard E. Schaden
                        Name:    Richard E. Schaden
                        Title:   President and Chief Executive Officer

                               EXHIBIT INDEX

EXHIBIT
NUMBER            EXHIBIT NAME

ITEM 12. EXHIBITS.

(a)(1)            Press Release dated December 12, 2000.

                      Quizno's(R)Completes Self-Tender Offer

            DENVER, Colo. - December 12, 2000 -- The Quizno's Corporation
(Nasdaq: QUIZ) announced today that it successfully completed its tender offer to purchase all outstanding shares of its common stock, except for shares held by certain insiders, at a purchase price of $8 per share in cash.  The tender expired as scheduled at midnight New York City time
December 11, 2000.

            Based on preliminary information received from the depository
Harris Trust Company, as well as preliminary indications of options and warrants tendered to the Company, more than 1.7 million shares, including options and warrants to purchase 928,284 shares, were validly tendered and accepted for payment, meeting the conditions set forth in the tender.
Among those who tendered was Retail & Restaurant Growth Capital, L.P. of
Dallas, which held Quizno's original senior debt.  RRGC tendered warrants to purchase approximately 415,000 shares.

      Insiders Richard E. Schaden, Richard F. Schaden and Frederick H.
Schaden, who together hold approximately 51.6 percent of the Company's stock, indicated when the tender was announced that they would not tender their shares at this time.

            Payment for the shares tendered will be made promptly and, in the case of shares tendered by the guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

            The Company also announced it intends to close a loan for
approximately $12 million today with Levine Leichtman Capital Partners in conjunction with the tender.

            Quizno's had indicated it commenced the tender primarily to increase stockholder value by providing shareholders with an opportunity for cash liquidity at a premium above recently traded stock prices.

      The Quizno's Corporation currently franchises and owns and operates
Quizno's Subs restaurants operating throughout the U.S. and in four foreign countries.

      Certain information in this release are forward-looking statements that involve risks and uncertainties that might adversely affect the
Company's operating results in the future in a material way. Such risks and uncertainties include, without limitation, the effect of national and regional economic and market conditions in the U.S. and the other countries in which we franchise Restaurants, costs of labor and employee benefits, costs of marketing, the success or failure of marketing efforts, costs of food and non-food items used in the operation of the Restaurants, intensity of competition for locations and Franchisees, as well as customers, perception of food safety, spending patterns and demographic trends, legal claims and litigation, the availability of financing for the
Company and its Franchisees at reasonable rates, the availability and cost of land and construction, legislation and governmental regulations, and accounting policies and practices.  Many of these risks are beyond the control of the Company. Such risks are detailed from time to time in the
Company's reports filed with the SEC, including the Report on Form 10-KSB for the year ended September 30, 1999.

      For More Information Contact:
            -------------------------------------

      Sue Hoover, EVP Corporate Communications

      The Quizno's Corporation

      720-359-3374